Exhibit 4.8

STRICTLY PRIVATE & CONFIDENTIAL

RESTRICTED CIRCULATION

Dated 1 July 2007

(1) Imperial Tobacco Group PLC

- and –

(2) Alison Jane Cooper

EXECUTIVE SERVICE AGREEMENT

An Agreement made the first day of July 2007 between:-

(1)           Imperial Tobacco Group PLC (Company Number: 3236483) whose registered office is situated at PO Box 244, Upton Road, Bristol BS99 7UJ (“the Company”); and

(2)           Alison Jane Cooper, 6 Stoke Paddock Road, Stoke Bishop, Bristol BS9 2DJ (“the Executive”)

Witnesses as follows:

1.             Definitions

In this Agreement unless the context otherwise requires:

1.1           “the Board” means the Board of Directors of the Company;

1.2           “Group Companies” means the Company and all subsidiary and associated companies from time to time of the Company;

1.3           “associated companies” means a company which falls to be treated as such for the purposes of Statement of Standard Accounting Practice No. 1 of the Institute of Chartered Accountants in England and Wales;

1.4           “subsidiary” has the meaning ascribed thereto in Section 736 of the Companies Act 1985 as amended; and

1.5           References to Clauses are to clauses so numbered in this Agreement.

2.             Term and Appointment

2.1           The Company shall engage the Executive and the Executive shall serve the Company as hereinafter provided (“the Appointment”). The Appointment shall commence on 1 July 2007, and shall continue subject as hereinafter provided in this Agreement unless and until terminated by either party as follows:-

(a)           Either party may terminate the Appointment by giving the other not less than 12 months’ prior notice in writing.

(b)           The Appointment shall automatically terminate with effect from the date on which the Executive reaches the age of 65.

2.2           The Company may at any time (whether or not any notice of termination has been given under subclause 2.1(a)) terminate the Appointment with immediate effect by giving notice in writing to the Executive on terms that the Company will pay to the Executive, in lieu of notice under subclause 2.1(a) the payment calculated in accordance with and subject to the terms contained in this clause (“the Payment”).

2.3           The Payment will be calculated as follows:

(a)           the Executive’s basic annual salary at the rate payable at the Termination Date; plus

(b)           an amount equal to the pension contributions (actuarially calculated) that would have been paid into a pension on the Executive’s behalf, payable into a pension scheme designated by the Executive where possible and if the Executive is in receipt of a pension allowance the amount of that pension allowance; and

(c)           5% of the Executive’s basic salary in respect of all and any other benefits;

less deductions for tax and National Insurance

2.4           For the avoidance of doubt, share options and other long term incentive payments are not included in the Payment and will be subject to the rules of the relevant schemes from time to time in the usual way.

2.5           The payment shall be in full and final satisfaction of the Executive’s claims under this Agreement and the Executive shall, if requested, sign a release in a form acceptable to the Company. For the avoidance of doubt, no additional compensation will be payable in respect of the termination of any other position held within the Group, e.g. as a member of the board of directors of any subsidiary.

2.6           The Payment shall be paid over a period of twelve months (“the Payment Period”) in twelve equal monthly instalments (“the Payments”) less PAYE deductions. The first of the Payments will be paid at the end of the month immediately following the Termination Date and the subsequent Payments will be paid at the end of each month after that until the end of the twelfth month following the Termination Date.

2.7           If notice to terminate the Appointment has previously been given prior to the Company exercising its rights under this clause or if the Appointment would terminate in less than 12 months, the Payment Period and the Payment shall be reduced pro rata as if the Appointment terminated on expiry of the remainder of the period of notice and shall not be calculated or paid over a period of 12 months but over that shorter period.

2.8           The Payments are subject to the Executive’s duty to mitigate her loss and the Executive shall take all reasonable steps to obtain alternative employment. If the Executive obtains alternative employment or an alternative engagement during the Payment Period any further Payments to be paid to her will be reduced on a pro-rata basis by any earnings payment or remuneration from any source in respect of or in relation to employment or the provision of the Executive’s services to any person or her carrying on business on her own account during the Payment Period or relating to or referable to the Payment Period.

2.9           If the Executive fails to take all reasonable steps to obtain alternative employment and to mitigate her loss in accordance with sub-clause 2.8 above, the Company shall have the right at any time during the Payment Period to terminate the Payments.

2.10         The Payments are conditional on the following:

(a)           The Executive must inform the Company immediately in the event that she receives, has a contractual right to receive or expectation that she will receive remuneration from any source in respect of or in relation to her employment or the provision of the Executive’s services to any person or her carrying on business on her own account during the Payment Period or relating to or referable to the Payment Period.

(b)           For the purposes of the Executive’s disclosure obligations under paragraph (a) above, “remuneration” shall include any salary, fee or benefit (whether in cash or in kind and including pension benefits) and shall include any bonus or incentive arrangement.

(c)           The Executive shall provide the Company with such information as it may reasonably request in relation to the steps taken by her to mitigate her loss following the termination of the Appointment.

(d)           In the event that the Executive fails to provide the Company with such information as it may reasonably request in relation to any payments received, receivable or reasonably expected by her under paragraph (a) above, or the steps taken by her to mitigate her loss under paragraph (c) above, the Company may withhold the payment of any sums under this clause that might otherwise be due to the Executive until such information is provided.

3.             Duties

3.1           During the Appointment the Executive shall devote the whole of her time and attention to the duties assigned to her and shall well and faithfully serve the Company and use her best endeavours to promote the interests of the Company and the Group Companies and shall obey all reasonable and lawful directions given to her by or under the authority of the Board and subject thereto the Executive shall perform the duties of Corporate Development Director.

3.2           The Executive may be required in pursuance of her duties hereunder:

(a)           to perform services not only for the Company but also for any of the Group Companies and without further remuneration (except as otherwise agreed) to accept such offices in any of the Group Companies as the Company may from time to time reasonably require and if the Executive shall cease to be a director of the Company for any reason then she may at the will of the Company continue as an employee;

(b)           to work at such places within the United Kingdom as the Company may require, the Company reimbursing the Executive in respect of all reasonable relocation expenses; and

(c)           to travel to such places whether in or outside the United Kingdom by such means and on such occasions as the Company may from time to time require.

3.3           Notwithstanding the foregoing or any other provision of this Agreement the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties and may at any time require the Executive to perform:

(a)           all her normal duties;

(b)           a part only of her normal duties and no other duties;

(c)           such duties as it may reasonably require and no others; or

(d)           no duties whatsoever.

3.4           After notice to terminate the Appointment has been given by the Executive or the Company, the Board may for all or part of the duration of the notice period in its absolute discretion require the Executive:

(a)           to perform only such duties as it may allocate to the Executive;

(b)           not to perform any of the Duties;

(c)           not to have any contact with customers of the Company, or any Group Company (other than with the prior written agreement of the Board or purely social contact);

(d)           not to have any contact with such employees or suppliers of the Company, or any Group Company as the Board shall determine (other than with the prior written agreement of the Board or purely social contact);

(e)           to disclose to the Board any attempted contact (other than social contact) with her made by any client, employee or supplier with whom the Executive has been required to have no contact pursuant to this sub-clause;

(f)            to take any accrued holiday entitlement;

(g)           not to enter any premises of the Company or any Group Company;

(h)           resign all offices held by her in the Company or any Group Company;

provided always that throughout the period of any such action and subject to the other provisions of this Agreement the Executive’s salary and contractual benefits shall not cease to accrue or be paid.

3.5           The Executive acknowledges that such action taken on the part of the Company under Clause 3.3 or 3.4 shall not constitute a breach of this Agreement of any kind whatsoever nor shall the Executive have any claim against the Company in respect of any such action.

3.6           During any period of garden leave (as provided for under Clause 3.3 or 3.4) the Executive shall continue to owe a duty of the utmost good faith to the Company and all Group Companies, must not work for any other person or on her own account and shall remain readily contactable and available to work for the Company, or any Group Company. Should the Executive work for any other person or on her own account or fail to be available for work at any time having been requested by the Company to do so, the Executive’s right to salary and contractual benefits in respect of such period of non-availability shall be forfeit notwithstanding any other provision of this Agreement.

3.7           The Executive shall comply, where relevant, with every rule of law, every requirement of the United Kingdom Listing Authority and every regulation of the Company from time to time in force relating to dealings in shares, debentures or other securities of any Group Company and, in relation to overseas dealings, the Executive shall also comply with all laws of the state and all regulations of the stock exchange, market or dealing system in which such dealings take place.

3.8           The Executive shall not (and shall procure so far as she is able that her spouse and dependent children shall not) deal or become or cease to be interested (within the meaning of Part I, Schedule 13, Companies Act 1985) in any securities of the Company without complying with any Company rules or guidelines from time to time relating to securities transactions by directors.

4.             Holiday Entitlement

During the Appointment the Executive shall be entitled to twenty five working days’ holiday (in addition to eight public holidays and four Company holidays) in each calendar year January to December at full salary to be taken at such time or times as may be approved in writing by the Board. Up to five days holidays not taken can be carried over to a subsequent year provided that this is agreed in writing by the Board. Upon the termination of the Appointment by either the Executive or the Company either the Executive shall be entitled to receive payment in lieu of accrued holidays in respect of the then current calendar year not taken at the termination date (provided that such termination is not pursuant to Clause 12) or the Company shall be entitled to make a deduction from the Executive’s remuneration in respect of holidays taken in excess of the accrued entitlement, to which deduction the Executive hereby consents. The accrued holiday entitlement at the date of termination shall be calculated on the basis of 2 1/12 days holiday for each completed calendar month of service in the then current calendar year and the amount of the payment in lieu or deduction shall be calculated on the basis of 1/260 of the Executive’s annual salary for each day’s holiday not taken or taken in excess of the accrued entitlement.

5.             Disclosure of interests

5.1           Except for those appointments already held by the Executive and notified to the Board at the date of this Agreement or as a representative of the Company or with the previous written approval of the Board the Executive shall not during the Appointment whether directly or indirectly and whether paid or unpaid be engaged or concerned in the conduct of any other actual or prospective business or professions or be or become an employee, agent, partner, consultant or director of any other company or firm or assist, subject to Clause 5.2, or have any financial interest in any other such business or profession.

5.2           The Executive shall be permitted to hold shares or securities of a company any of whose shares or securities are quoted or dealt in on any recognised investment exchange provided that any such holding shall not exceed five per cent. of the issued share capital of the company concerned and is held by way of bona fide investment only (“Investment”).

5.3           The Executive shall disclose to the Board any matters relating to her spouse, their dependent children, or their parents which, if they applied to the Executive, would contravene Clause 5.2, to the extent that the Executive has actual knowledge of such matters.

6.             Remuneration and Benefits

6.1           During the Appointment, as remuneration for her services hereunder, the Executive shall be paid a fixed salary at the rate of £385,000 (Three Hundred and Eighty Five Thousand Pounds) per annum with effect from 1 July 2007, and thereafter at such other rate as may be agreed annually. Such salary shall be inclusive of any fees or remuneration which she would otherwise be entitled to receive from the Company or any Associated Company and shall be payable by bank credit transfer in equal monthly instalments in arrears on the 16th day of each calendar month, or if the 16th is not a working day, then on the last working day before the 16th of the month.

6.2           To the extent to which the Remuneration Committee exercises its discretion regarding the provision of any annual bonus scheme, the Executive shall be entitled to participate in the Company’s annual bonus scheme in accordance with the rules of the scheme and any performance conditions thereunder as those rules or conditions may be altered or amended from time to time. The provision of an annual bonus scheme is at the absolute discretion of the Remuneration Committee (who may, subject however to the express terms of such bonus scheme, suspend or discontinue such bonus scheme at any time in the interests of the Company whether generally or in relation to the Executive). The Executive shall have no entitlement to a bonus or to a pro rated bonus in any bonus year in which her employment terminates (for whatever reason) or in which either she or the Company gives notice to terminate employment.

6.3           To the extent to which the Remuneration Committee exercises its discretion regarding the provision of a long term incentive plan, the Executive shall be entitled to participate in the Company’s long term incentive plan in accordance with the rules of the plan and any performance conditions thereunder as those rules or conditions may be altered or amended from time to time. The provision of the long term incentive plan is at the absolute discretion of the Remuneration Committee (who may, subject however to the express terms of such plan, suspend or discontinue such a plan at any time in the interests of the Company whether generally or in relation to the Executive).

6.4           To the extent to which the Remuneration Committee exercises its discretion regarding the provision of a share matching scheme, the Executive shall be entitled to participate in the Company’s share matching scheme in accordance with the rules of the scheme as those rules may be altered or amended from time to time. The provision of the share matching scheme is at the absolute discretion of the Remuneration Committee (who may, subject however to the express terms of such scheme, suspend or discontinue such a scheme at any time in the interests of the Company whether generally or in relation to the Executive).

6.5           Subject to the rules and the terms of the scheme as they may be altered or amended from time to time, the Executive shall be entitled to participate in any private medical insurance cover taken out by the Company for the benefit of its directors and/or senior employees.

6.6           During her period of employment, the Executive shall be entitled to participate in the Imperial Tobacco Pension Fund (“the Fund”) an Inland Revenue exempt approved occupational pension scheme, in accordance with its trust deed and rules as they may be altered or amended from time to time and to a pension supplement paid by the Company.

7.             Expenses

The Executive shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly authorised by the Board and incurred in or about the performance of her duties hereunder, which expenses shall be evidenced in such manner as the Company may reasonably require from time to time.

8.             Company Car

8.1           To assist in the performance of her duties hereunder the Company shall during the Appointment provide the Executive with a car of a cost and type to be determined from time to time by the Board and subject to any terms and conditions which the Company may from time to time impose on the Executive in relation thereto. Subject thereto the Company shall bear the cost of insuring, testing, taxing, repairing and maintaining the same and shall reimburse to the Executive all reasonable running expenses of such car. The Executive shall:

(a)           take good care of the car and ensure that the provisions and conditions of any policy of insurance relating thereto are observed;

(b)           not permit such car to be taken out of the United Kingdom without the written consent of the Company; and

(c)           return the car and its keys and all documents relating to it to the Company’s Registered Office (or to such other location as the Board may reasonably direct) immediately upon the termination of the Appointment howsoever arising.

8.2           The Executive may at her own election opt out of the above scheme, and in its place use her own car, and claim a car allowance, the amount of which is set by the Board from time to time.

9.             Confidential Information

9.1           The Executive shall not use or divulge or communicate to any person other than with proper authority any of the trade secrets or other confidential information of or relating to the Company or any of the Group Companies (including but not limited to details of customers, potential customers, consultants, suppliers, potential suppliers, designs, product details, future product details, prices, discounting arrangements, specific product applications, existing trade arrangements, terms of business and those in the course of negotiation, operating systems, pricing and fee structures, financial information, inventions, research and development activities) which she may have created, developed, received or obtained while in the service of the Company or any of the Group Companies (whether before or after the commencement of the Appointment). This restriction shall continue to apply after the termination of the Appointment howsoever arising without limit in point of time including ideas information or knowledge which may come into the public domain for so long as the Executive is in a position to use such information more readily than others who have not worked for the Company.

9.2           The Executive shall not during the Appointment make otherwise than for the benefit of the Company any records (whether recorded on paper, computer memory or discs or otherwise) relating to any matter within the scope of the business of the Company or any of the Group Companies or concerning any of its or their dealings or affairs nor either during the Appointment or thereafter use or permit to be used any such records otherwise than for the benefit of the Company it being agreed by the parties that all such records (and copies thereof) in the possession or control of the Executive shall be the property of the Company and shall be handed over by the Executive to the Company from time to time and on demand and in any event upon the termination of the Appointment.

9.3           The Executive shall not during the Appointment speak in public or write any article for publication on any matter connected with or relating to the business of the Company or any of the Group Companies without first obtaining the written approval of the Board.

10.           Inventions and Creative Works

10.1         The Executive acknowledges that because of the nature of her duties and the particular responsibilities arising as a result of such duties which she owes to the Company and the Group Companies she has a special obligation to further the interests of the Company and the Group Companies. In particular the duties of the Executive shall include reviewing the products and services of the Company and Group Companies with a view to improving them by new and/or original ideas and inventions and implementing such improvements.

10.2         The Executive shall promptly disclose to the Company any idea, invention or work which is relevant to or capable of use in the business of the Company or any of the Group Companies made by the Executive in the course of her employment whether or not in the course of her duties. The Executive acknowledges that the intellectual property rights subsisting or which may in the future subsist in any such ideas, inventions or works created by her in the course of her employment will, on creation, vest in and be the exclusive property of the Company and where the same do not automatically vest as aforesaid, the Executive shall assign the same to the Company (upon the request and at the cost of the Company). The Executive hereby irrevocably waives any rights which she may have in any such ideas, inventions or works which are or have been conferred upon her by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 headed “Moral Rights”.

10.3         The Executive hereby irrevocably appoints the Company to be her attorney in her name and on her behalf to execute and do any such instrument or thing and generally to use her name for the purpose of giving to the Company or its nominee the full benefit of the provisions of Clause 10 and acknowledges in favour of any third party that a certificate in writing signed by any Director or Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

11.           Restrictions after Termination

11.1         The Executive shall not for the following periods after the termination of the Appointment howsoever arising (but excluding repudiatory breach of this Agreement by the Company) (“Termination”) save with the prior written consent of the Board which shall not be unreasonably refused directly or indirectly, either alone or jointly with or on behalf of any person, firm, company or entity and whether on her own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever:-

(a)           For 6 months following Termination, in the Relevant Territory and in competition with the Company or any of the Relevant Group Companies engage, assist or be interested in any undertaking which provides or is likely to provide services or manufacture products similar to those provided or manufactured by the Company or any of the Relevant Group Companies (which shall include the manufacture, sale or distribution of cigarettes, cigars, cigarette papers and tubes, or other tobacco products) in the 12 months prior to Termination and with which the Executive (or anyone reporting to the Executive) was concerned or had confidential information about in the said period of 12 months;

(b)           For 6 months following Termination, in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a customer of the Company or any of the Relevant Group Companies in the 12 months prior to Termination and with whom the Executive (or anyone reporting to the Executive) was concerned or had personal contact with or had confidential information about in the said period of 12 months;

(c)           For 6 months following Termination, in the Relevant Territory be concerned with the supply of services/products to any person, firm, company or entity which was a client/customer of the Company or any of the Relevant Group Companies in the 12 months prior to Termination where such services/products are identical or similar to or in competition with those services/products supplied by the Company or any of the Relevant Group Companies (which shall include the manufacture, sale or distribution of cigarettes, cigars, cigarette papers and tubes, or other tobacco products) in the said 12 month period, with which supply the Executive (or anyone reporting to the Executive) was concerned or had confidential information about in the said period of 12 months;

(d)           For 6 months following Termination, in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a supplier of services/goods to the Company or any of the Relevant Group Companies which are necessary or required for the manufacture, sale or distribution of cigarettes, cigars, cigarette papers and tubes, or other tobacco products in the 12 months prior to Termination and with whom the Executive (or anyone reporting to the Executive) was concerned or had personal contact with or had confidential information about in the said period of 12 months.

(e)           For 6 months following Termination, in the Relevant Territory and in competition with the Company or any Relevant Group Companies be concerned with the receipt of services/goods from any person, firm, company or entity which was a supplier of services/goods to the Company or any of the Relevant Group Companies in the 12 months prior to Termination where such services/goods are identical or similar to or in competition with those services/goods supplied to the Company or any of the Relevant Group Companies (which shall include the manufacture, sale or distribution of cigarettes, cigars, cigarette papers and tubes, or other tobacco products) in the said period of 12 months and with which supply the Executive (or anyone reporting to the Executive) was concerned in the said period of 12 months;

(f)            For 6 months following Termination, offer to employ or engage or solicit the employment or engagement of any person who immediately prior to the date of termination was an employee or consultant (engaged via a third party, agency or directly) of the Company or any of the Relevant Group Companies and was employed by or held a senior or managerial position or a position whereby he had access to the Company’s confidential information (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company); or

(g)           At any time following Termination represent herself as being in any way connected with or interested in the business of the Company or any of the Relevant Group Companies.

11.2         The period of the restrictions contained in Clause 11.1 above will be reduced by any period the Executive spends on garden leave in accordance with Clause 3.4.

11.3         Each of the obligations contained in this Clause 11.1 constitutes an entire, separate and independent restriction on the Executive, despite the fact that they may be contained in the same phrase and if any part is found to be unenforceable the remainder will remain valid and enforceable.

11.4         While the restrictions in Clause 11.1 are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be adjudged to be void or ineffective for any reason but would be treated as valid and effective if part of the wording thereof were deleted or the periods thereof reduced or the area thereof reduced in scope, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

11.5         The Executive agrees that she will at the request and cost of the Company enter into a direct agreement with any of the Group Companies under which she will accept restrictions corresponding to the restrictions contained in Clause 11.1 (or such as will be appropriate in the circumstances) in relation to such Group Company.

11.6         The provisions of this Clause will not prevent the Executive from holding an Investment.

11.7         The Executive acknowledges that her senior position with the Company and any Group Company gives her access to and the benefit of confidential information vital to the continuing business of the Company and any Group Company and influence over and connection with the Company’s customers, suppliers, distributors, agents, employees, workers, consultants and directors and those of any Group Company in or with which the Executive is engaged or in contact and acknowledges and agrees that the provisions of this clause are reasonable in their application to her and necessary but no more than sufficient to protect the interests of the Company and any Group Company.

11.8         If any person, during the Appointment or any period during which the covenants in this Clause apply, offers to the Executive any arrangement or contract which might or would cause the Executive to breach any of the covenants, she will notify that person of the terms of this clause.

11.9         For the purposes of this Clause:-

(a)           a “Relevant Group Company” shall mean any of the Group Companies for which the Executive has performed services or in which she has held office or had confidential information about during the 12 months immediately preceding Termination; and

(b)           “the Relevant Territory” shall mean England, Scotland, Wales, Northern Ireland, the Channel Islands, the Isle of Man, Eire, the Federal Republic of Germany and any other country where the Group Companies have manufacturing operations or significant sales (accounting for more than 1% of total turnover of Group Companies) in the 12 months prior to Termination which shall comprise the area constituting the market of the Company or any of the Relevant Group Companies for products and services with which the Executive shall have been concerned in the period of 12 months prior to Termination (which shall include the manufacture, sale or distribution of cigarettes, cigars, cigarette papers and tubes, or other tobacco products).

The Company reserves the right to make such additions to/deletions from the list of countries constituting the Relevant Territory as are reasonable in order to define the area constituting the relevant market at the date of Termination and such list will be discussed by the parties and issued to the Executive as soon as is reasonably practicable following the date of Termination.

12.           Termination by Events of Default

If the Executive:

(a)           shall have committed any serious breach or (after warning in writing) any repeated or continued material breach of her obligations hereunder; or

(b)           in the reasonable opinion of the Board shall have failed to perform her duties to a satisfactory standard; or

(c)           shall have been guilty of any act of dishonesty or serious misconduct; or

(d)           any conduct which in the reasonable opinion of the Board tends to bring herself, the Company or any of the Group Companies into disrepute; or

(e)           shall be declared bankrupt or shall compound with her creditors; or

(f)            shall become prohibited by law from being a director;

the Company shall be entitled (whether or not notice of termination has been given) by written notice to terminate the Appointment with immediate effect and without making any payment in lieu of notice.

Any delay by the Company in exercising such right to terminate shall not constitute a waiver thereof.

13.           Incapacity

13.1         If the Executive shall be incapacitated during the Appointment by ill-health or accident from performing her duties hereunder for a period of twelve months or more in aggregate in any period of 24 months the Company may by written notice to the Executive forthwith (or as from a future date specified in the notice) discontinue payment in whole or part of the Executive’s remuneration under Clause 6 hereof until such incapacity shall cease or (whether or not her remuneration shall have been discontinued as aforesaid) terminate the Appointment. Subject as aforesaid (and provided the Executive complies with the Company’s rules on notification and evidence of absence due to illness or injury) the said remuneration shall continue to be payable to the Executive under Clause 6 notwithstanding such incapacity but the Company shall be entitled to set off or deduct therefrom the amount of any Statutory Sick Pay or other benefit to which the Executive is entitled under Social Security legislation for the time being in force.

13.2         Payment under this clause is conditional on the Executive complying with the Company’s rules on notification and evidence of absence.

14.           Obligations upon Termination

Upon the termination of the Appointment howsoever arising the Executive shall:

14.1         At any time or from time to time thereafter upon the request of the Company, resign without claim for compensation from all offices held in the Company or any of the Group Companies and from membership of any organisation acquired by reason of or in connection with the Appointment and should she fail to do so the Company is hereby irrevocably appointed to be the Executive’s Attorney in her name and on her behalf to execute any document and to do any things necessary or requisite to give effect to this sub-clause. The Executive will at the time of executing this Agreement appoint the Company as her attorney, by executing a power of attorney in the form set out in Schedule 2, to sign her name and do on her behalf anything and enter into any document which may be required to make her resignation effective;

14.2         Deliver to the Board all documents (including, but not limited to, correspondence, lists of clients or customers, notes, memoranda, plans, drawings and other documents of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during the Appointment and or as an employee of any of the Group Companies prior to the commencement of the Appointment concerning the business, finances or affairs of the Company or any of the Group Companies or their customers.

15.           Reconstruction and Amalgamation

If at any time the Executive’s employment is terminated in connection with any reconstruction or amalgamation of the Company or any of the Group Companies whether by winding up or otherwise and the Executive receives an offer on terms which (considered in their entirety) are not less favourable to any material extent than the terms of this Agreement from a company involved in or resulting from such reconstruction or amalgamation the Executive shall have no claim whatsoever against the Company or any such company arising out of or connected with such termination and such reconstruction or amalgamation shall not be treated as involving a change of control.

16.           Notices

Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) her last known address and any such notice given by letter or fax shall be deemed to have been served at the time at which the letter was delivered personally or transmitted or if sent by post would be delivered in the ordinary course of post.

17.           Previous Contracts

This Agreement is in substitution for any previous contract of service between the Company or any of the Group Companies and the Executive which shall be deemed to have been terminated by mutual consent as from the commencement of the Appointment and represents the complete agreement between the Company and the Executive. No purported variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties.

18.           Third Parties

Unless expressly provided in this Agreement, no term of this Agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any third party.

19.           Data Protection

The Executive consents to the holding and processing by the Company or any other Group Company of personal data (including, where appropriate, sensitive personal data) relating to the Executive for the purposes of personnel, pensions or share plan administration, employee management or compliance with any laws or regulations applicable to the Company, any Group Company or its or their business.

20.           Proper Law

This Agreement shall be governed and construed in all respects in accordance with English law.

21.           Construction

21.1         The headings in this Agreement are inserted for convenience only and shall not affect its construction.

21.2         Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

22.           Statutory Information and the Schedule

The Schedule hereto (in addition to this Agreement) constitutes a written statement as at the date hereof of the terms of employment of the Executive in compliance with the provisions of the Employment Rights Act 1996; it does not form part of the contract of employment and may be varied by the Company by notice in writing to the Executive of any changes applicable to his employment.

Executed and Delivered by the said	)
Alison Jane Cooper	)
in the presence of:	)

Executed and Delivered by the said	)
Imperial Tobacco Group PLC	)
by the signatures of a Director	)
and the Secretary:	)

Director

Secretary

Schedule 1

1.             The Executive has been continuously in the employment of the Company (including reckonable service with any of the Group Companies) since 8 March 1999.

2.             Rate of Remuneration and the intervals at which it is paid are contained in Clause 6.

3.             There are no specific terms and conditions relating to hours of work except as provided in Clause 3.1

4.             The terms and conditions relating to holidays are contained in Clause 4 and those relating to sickness are contained in Clause 13.

5.             Particulars as to the length of notice to terminate are contained in Clause 2.

6.             Particulars as to the work for which the Executive is employed are contained in Clause 3.

7.             Subject to Clause 3.2 the Executive’s principal place of work at the date of this Schedule is the Company’s offices at P O Box 244, Upton Road, Bristol. BS99 7UJ.

8.             Dismissal and disciplinary procedure – the Company expects the highest standards of performance and conduct from the members of its Board. If the Executive is subject to a disciplinary process the Company will set out the reasons for the proposed disciplinary action in writing, the Executive will then be invited to attend a meeting to discuss the same at which she shall have the right to be accompanied by another employee or a trade union representative. The Executive shall have the right to appeal against any disciplinary decision taken at that meeting.

9.             Grievance procedure – if the Executive seeks to redress any grievance relating to her employment, she should raise this in the first instance in writing with the Chief Executive. If the matter is not satisfactorily resolved, the Executive may then appeal to the Board.

10.           A contracting-out certificate is in force in respect of the Executive’s employment.

11.           Details of the Executive’s work outside the UK are contained in Clause 3.2.

12.           There are no collective agreements which are applicable to the Appointment.

SCHEDULE 2

POWER OF ATTORNEY

By this Power of Attorney made on 1st July 2007, I, Alison Jane Cooper of 6 Stoke Paddock Road, Stoke Bishop, Bristol BS9 2DJ (“the Executive”) in accordance with the terms of my service agreement (the Service Agreement) with Imperial Tobacco Group PLC (the Company) dated today HEREBY APPOINT the Company to act as my attorney with authority in my name or otherwise and on my behalf (so that words and expressions defined in the Service Agreement shall have the same meaning herein):

(a)           During the Appointment or after it has terminated, to do any thing and sign or execute in whatever manner required any document, contract or deed as it may in its absolute discretion deem to be required

(i)            for the purpose of giving effect to Clause 10.3 and/or Clause 3.4(h) of the Service Agreement, and/or

(ii)           under the constitution of the Company and each Group Company to make my resignation as a director from those companies effective; and

(b)           To appoint any substitute and to delegate to that substitute all or any powers conferred by this Power of Attorney.

I declare that this Power of Attorney, having been given by me to secure my obligations under each of Clause 10 and Clause 14 of the Service Agreement, shall be irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

IN WITNESS whereof this Power of Attorney has been duly executed as a deed and has been delivered on the date which first appears above.

EXECUTED as a deed by	)
Alison Jane Cooper	)
in the presence of:	)

Witness

Signature:

Name:

Address:

1

13th September 2007

Mr D Cresswell

Manufacturing Director

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Dear David

Executive Directors’ Salary Review

On behalf of the Remuneration Committee, I have been asked to advise you that at its meeting on 3rd September 2007, following a review of the Company’s current remuneration arrangements for Executive Directors, it was agreed that your salary be increased to £405,000 per annum, with effect from 1 October 2007.

Yours sincerely

M R Phillips

Secretary of the Remuneration Committee

13th September 2007

Mrs A Cooper

Corporate Development Director

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Dear Alison

Executive Directors’ Salary Review

On behalf of the Remuneration Committee, I have been asked to advise you that at its meeting on 3rd September 2007, following a review of the Company’s current remuneration arrangements for Executive Directors, it was agreed that your salary be increased to £425,000 per annum, with effect from 1 October 2007.

Also, I am very pleased to inform you that following the increase to your annual salary on October 1st 2007, your annual Pension Supplement payment will increase to £28,515 from October 1st. This will be paid in monthly instalments.

Yours sincerely

M R Phillips

Secretary of the Remuneration Committee

13th September 2007

Mr G Blashill

Sales and Marketing Director

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Dear Graham

Executive Directors’ Salary Review

On behalf of the Remuneration Committee, I have been asked to advise you that at its meeting on 3rd September 2007, following a review of the Company’s current remuneration arrangements for Executive Directors, it was agreed that your salary be increased to £420,000 per annum, with effect from 1 October 2007.

Yours sincerely

M R Phillips

Secretary of the Remuneration Committee

13th September 2007

Mr G Davis

Chief Executive

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Dear Gareth

Executive Directors’ Salary Review

On behalf of the Remuneration Committee, I have been asked to advise you that at its meeting on 3rd September 2007, following a review of the Company’s current remuneration arrangements for Executive Directors, it was agreed that your salary be increased to £938,800 per annum, with effect from 1 October 2007.

Yours sincerely

M R Phillips

Secretary of the Remuneration Committee

13th September 2007

Mr R Dyrbus

Finance Director

Imperial Tobacco Group PLC

PO Box 244

Upton Road

Bristol

BS99 7UJ

Dear Bob

Executive Directors’ Salary Review

On behalf of the Remuneration Committee, I have been asked to advise you that at its meeting on 3rd September 2007, following a review of the Company’s current remuneration arrangements for Executive Directors, it was agreed that your salary be increased to £575,000 per annum, with effect from 1 October 2007.

Also, I am very pleased to inform you that following the increase to your annual salary on October 1st 2007, your annual Pension Supplement payment will increase to £201,250 from October 1st. This will be paid in monthly instalments.

Yours sincerely

M R Phillips

Secretary of the Remuneration Committee